SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2013 – December 31, 2013) filed with the Tokyo Stock Exchange on Thursday January 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 30, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2013 – December 31, 2013

January 30, 2014

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact: Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2013 to December 31, 2013

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2013

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2013	965,563	23.6%	159,540	32.0%	179,309	32.9%	118,177	31.1%
December 31, 2012	781,161	11.8%	120,895	19.7%	134,910	31.3%	90,140	35.3%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥153,181 million for the nine months ended December 31, 2013 (year-on-year change was a 41.3% increase) and ¥108,415 million for the nine months ended December 31, 2012 (year-on-year change was a 144.0% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2013	93.97	90.69
December 31, 2012	83.83	70.35

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for the previous period presented.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2013	8,673,628	1,952,843	1,842,343	21.2%
March 31, 2013	8,439,710	1,687,573	1,643,596	19.5%

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.” “Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2013	130.00

*Note 5:

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the fiscal period ended March 31, 2013, the actual amount of dividend per share prior to the stock split is shown.

*Note 6:	Dividend amount for the fiscal year ending March 31, 2014 has not yet been determined.

3. Targets for the Year Ending March 31, 2014 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2014	1,200,000	13.0%	145,000	29.6%	114.49

*Note 7:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,309,558,181 as of December 31, 2013, and 1,248,714,760 as of March 31, 2013.

2. The number of treasury stock shares was 13,329,664 as of December 31, 2013, and 27,281,710 as of March 31, 2013.

3. The average number of outstanding shares was 1,257,563,252 for the nine months ended December 31, 2013, and 1,075,271,580 for the nine months ended December 31, 2012.

*Note 8:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Nine-Month Period Ended December 31, 2013

		Nine-month period ended December 31, 2012	Nine-month period ended December 31, 2013	Change	Year on Year Change
Total Revenues	(millions of yen)	781,161	965,563	184,402	24%
Total Expenses	(millions of yen)	660,266	806,023	145,757	22%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	134,910	179,309	44,399	33%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	90,140	118,177	28,037	31%
Earnings Per Share
(Basic)	(yen)	83.83	93.97	10.14	12%
(Diluted)	(yen)	70.35	90.69	20.34	29%
ROE (Annualized)	(%)	8.4	9.0	0.6	—
ROA (Annualized)	(%)	1.45	1.84	0.39	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

Economic Environment

In the global economy, although there are still reasons for concern including uncertainty over U.S. monetary policy and a slowdown in growth rates in emerging economies, steady progress towards recovery has been made due to steady improvement in U.S. economic conditions and a turn for the better in the European economy.

In the U.S economy, progress towards recovery has been made primarily due to an upturn in the housing market and firm private consumption. In addition, close attention is being paid to the timing of the end of the Quantitative Easing Program (QE3).

In Asia’s emerging economies, the trend of currency depreciation is continuing and we are seeing a lowering of the forecasted GDP growth rate in some countries. In China, sustainable growth is being explored and policy is shifting away from high growth toward stable growth. In addition, Asian financial markets continue to be influenced by U.S. monetary policy.

In the Japanese economy, although the rapid depreciation of the yen and the rise in market share prices that continued from the beginning of 2013 have subsided for the moment, we expect ongoing recovery in the domestic economy due to monetary easing by the Bank of Japan and various economic measures. Against a background of improving company results across Japan, we anticipate improvement in the domestic employment environment, an increase in private consumption and increased capital expenditure. We are also seeing movement by some companies to increase basic salary.

Overview of Business Performance (April 1, 2013 to December 31, 2013)

Total revenues for the nine-month period ended December 31, 2013 (hereinafter “the third consolidated period”) increased 24% to ¥965,563 million compared to ¥781,161 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, revenues from asset management and servicing increased due to the consolidation of the asset management company Robeco Groep N.V. (hereinafter “Robeco”) acquired on July 1, 2013, and operating lease revenues increased due to growth in auto leasing in Japan and aircraft leasing overseas. In addition, other operating revenues increased due to contributions from companies acquired after March 31, 2012, growth in the environment and energy-related business, and an increase in fee income compared to the same period of the previous fiscal year. On the other hand, interest on loans and investment securities and real estate sales decreased compared to the same period of the previous fiscal year due to a decrease in installment loan balance and a decrease in the number of condominium units delivered, respectively.

Total expenses increased 22% to ¥806,023 million compared to ¥660,266 million during the same period of the previous fiscal year. In addition to an increase in expenses from the asset management and servicing business in line with the acquisition of Robeco on July 1, 2013, costs of operating leases and other operating expenses also increased in line with an expansion in revenues, and selling, general and administrative expenses increased mainly due to corporate acquisitions. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowings; costs of real estate sales decreased due to a decrease in the number of condominium units delivered; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the same period of the previous fiscal year.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year mainly due to an increase in profits from domestic real-estate joint ventures.

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 33% to ¥179,309 million compared to ¥134,910 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 31% to ¥118,177 million compared to ¥90,140 million during the same period of the previous fiscal year.

Segment Information

Segment profits for the third consolidated period increased 24% to ¥185,824 million compared to ¥149,588 million during the same period of the previous fiscal year.

In line with the acquisition of Robeco, goodwill and other intangible assets have been allocated to the relevant segments. In addition, ORIX’s Information and Communication Technology Department which was previously included in the Maintenance Leasing Segment, is now disclosed as part of the Corporate Financial Services Segment from the third quarter due to reorganization of operation management scope. The segment information for the previous third consolidated period and previous periods has been reclassified to reflect these changes.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In terms of domestic economic environment, we are seeing a steady increase in capital expenditure as company sentiment became more positive due to improvement in company revenues. Although there is a trend of increased amounts of lending by financial institutions focusing on large corporations, we are seeing severe lending competition. With respects to amounts of lending to small and medium-sized enterprises, we are not seeing an increase to the extent of large corporations, however moving forward close attention is being paid to this trend.

Segment assets stayed relatively flat at ¥954,638 million compared to the end of the previous fiscal year primarily due to an increase in investment in direct financing leases despite a decrease in installment loans.

Installment loan revenues decreased in line with a decrease in the average loan balance. On the other hand, segment revenues were flat compared to the same period of the previous fiscal year at ¥56,417 million due to solid direct financing lease revenues as a result of an increase in the average investment balance.

Segment profits decreased 6% to ¥17,974 million compared to ¥19,032 million during the same period of the previous fiscal year due to an increase in segment expenses compared to the same period of the previous fiscal year and a decrease in equity in net income of affiliates.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The manufacturing activities of Japanese companies are expected to continue to recover. Large companies are making upward revision of their capital expenditure plans and there are signs that private investment activities that had been halted for a period of time are beginning to be resumed. In such an environment, revenues are growing due to our ability to provide customers with high value-added services that meet their capital expenditure and cost reduction needs.

Segment revenues increased 9% to ¥188,806 million compared to ¥173,835 million during the same period of the previous fiscal year due to an increase in operating lease revenues. Segment expenses increased compared to the same period of the previous fiscal year due to an increase in the costs of operating leases in line with increased investment in operating leases.

As a result of the foregoing, segment profits increased 17% to ¥30,261 million compared to ¥25,809 million during the same period of the previous fiscal year.

Segment assets increased 9% compared to the end of the previous fiscal year to ¥596,155 million primarily due to increased investment in operating leases.

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The office building market in Japan continues to show signs of recovery with the vacancy rate falling below its peak and rent levels appearing to have bottomed out. The J-REIT market is driving the real estate market and we are seeing active acquisition of property as a result of new stock exchange listings and capital increases through public offerings. In addition, the hotel industry is performing solidly due to increased private consumption and also an increase in the number of foreign visitors to Japan.

Segment revenues decreased 8% to ¥149,894 million compared to ¥163,293 million during the same period of the previous fiscal year due to a decrease in real estate sales resulting from a decrease in the number of condominiums units delivered despite an increase in gains from sale of rental properties and an increase in revenues from facilities operation.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in costs of real estate sales and write-downs of securities despite an increase in write-downs of long-lived assets.

In addition to the foregoing, due to an increase in equity in net income of affiliates including real estate joint ventures, segment profits increased 279% to ¥15,748 million compared to ¥4,153 million during the same period of the previous fiscal year.

Segment assets decreased 11% compared to the end of the previous fiscal year to ¥1,008,022 million due to sales of rental properties, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In the environment and energy-related business in Japan, there has been ongoing active investment in power generation businesses such as mega-solar projects. In addition, investment targets are expanding beyond solar power projects to include wind and geothermal power generation projects. In the capital markets, there has been an increase in the number of initial public offerings for the third consecutive year during which many companies have exceeded their initial public offering price. We are also seeing large M&A deals.

Segment revenues increased 40% to ¥120,368 million compared to ¥86,069 million during the same period of the previous fiscal year due to revenue contributions from consolidated subsidiaries acquired during the previous fiscal year, despite the absence of large collections in the loan servicing business which were recorded during the first quarter of the previous fiscal year and gains on sale of shares in Aozora Bank which were recorded during the third quarter of the previous fiscal year.

Segment expenses increased compared to the same period of the previous fiscal year due to increased expenses relating to our principal investment and environment and energy related businesses in addition to increased expenses attributable to consolidated subsidiaries acquired after March 31, 2012.

As a result of the foregoing, segment profits decreased 9% to ¥29,855 million compared to ¥32,710 million during the same period of the previous fiscal year.

Segment assets were flat compared to the end of the previous fiscal year at ¥444,613 million due to a decrease in investment in securities and installment loans despite an increase in investment in affiliates.

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Although the life insurance business is being affected by macro factors such as depopulation, within the aging population there is increasing demand for primarily medical insurance due to so called “risks associated with living longer”. With respect to consumer finance, we anticipate an increase in loan demand due to an upturn in consumer sentiment in line with economic recovery.

Segment revenues increased 13% to ¥155,318 million compared to ¥136,935 million during the same period of the previous fiscal year due to increased installment loan revenues, increased insurance premium income as a result of growth in the number of policies in force in the life insurance business and increased insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance-related costs.

As a result of the foregoing, segment profits increased 18% to ¥39,622 million compared to ¥33,558 million during the same period of the previous fiscal year.

Segment assets increased 5% compared with the end of the previous fiscal year to ¥2,096,934 million due to increases in investment in securities and installment loans despite a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations and operations in the United States, Asia, Australasia and Europe.

In the United States, moderate recovery is continuing primarily as private consumption and the housing market remain firm. In Asia, the trend of currency depreciation is continuing and we are seeing a lowering of the forecasted GDP growth rate in some countries. In China, sustainable growth is being explored and policy is shifting away from high growth toward stable growth.

Segment revenues increased 91% to ¥276,925 million compared to ¥145,096 million during the same period of the previous fiscal year due to an increase in revenues from asset management in line with the acquisition of Robeco on July 1, 2013, and an increase in direct financing lease and operating lease revenues in Asia as well as in aircraft-related operations.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in expenses from asset management in line with the acquisition of Robeco on July 1, 2013, and an increase in selling general and administrative expenses.

As a result of the foregoing, segment profits increased 53% to ¥52,364 million compared to ¥34,326 million during the same period of the previous fiscal year.

Segment assets increased 46% to ¥1,928,680 million compared to the end of the previous fiscal year due to recognition of goodwill and other intangible assets in line with the acquisition of Robeco, and increased investment in direct financing leases and operating leases in Asia as well as in aircraft-related operations.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

			As of March 31, 2013	As of December 31, 2013	Change	Year on Year Change
Total Assets	(millions of yen	)	8,439,710	8,673,628	233,918	3%
(Segment Assets)			6,382,654	7,029,042	646,388	10%
Total Liabilities	(millions of yen	)	6,710,516	6,671,843	(38,673)	(1%)
(Long- and Short-term Debt)			4,482,260	4,159,421	(322,839)	(7%)
(Deposits)			1,078,587	1,122,441	43,854	4%
Shareholders’ Equity	(millions of yen	)	1,643,596	1,842,343	198,747	12%
Shareholders’ Equity Per Share	(yen)		1,345.63	1,421.31	75.68	6%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.
Note 3:	Goodwill and other intangible assets acquired in business combinations have been recognized as segment assets beginning in the six month period ended September 30,2013. Segment assets for the previous fiscal year have been reclassified as a result of this change.

Total assets increased 3% to ¥8,673,628 million compared to ¥8,439,710 million at the end of the previous fiscal year. Investment in direct financing leases increased due to robust new transactions in Japan and the Asian region. Investment in operating leases increased primarily due to strong auto leasing in Japan and aircraft leasing overseas. Other operating assets and investment in affiliates increased primarily due to new investment overseas. Other assets increased primarily due to the recognition of goodwill and other intangible assets from the acquisition of Robeco on July 1, 2013. On the other hand, cash and cash equivalents decreased, and installment loans decreased due to an increase in collections. Segment assets increased 10% compared to March 31, 2013 to ¥7,029,042 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

Shareholders’ Equity increased 12% compared to March 31, 2013 to ¥1,842,343 million due to a decrease in treasury stock, at cost for the disposal of treasury shares to pay part of the consideration for the acquisition of the Robeco shares, an increase in the number of common stock and additional paid-in capital as a result of the issuance of new shares in line with exercise of rights on convertible bonds, in addition to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2014

Based on the aforementioned business environment, ORIX expects operating revenues of ¥1,200,000 million (up 13.0% year on year) and net income attributable to ORIX Corporation shareholders of ¥145,000 million (up 29.6% year on year) for the fiscal year ending March 31, 2014.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation within the ORIX Group. At the same time, the segment aims to accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet the customers’ environment and energy-related demands.

The Maintenance Leasing segment aims to capture demand in growth areas in the rental business and increase new business volume and expand high value-added services in the auto business. In addition, this segment expects to maintain stable profits by continuing to promote operation streamlining and enhancing cost control.

The Real Estate segment aims to enhance its stable profit base by expanding fee business through the promotion of its real estate operating business and asset management business while continuing to turnover assets and reduce its asset balance.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy-related business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on its expertise as a loan servicer.

The Retail segment aims to grow profits by increasing card loan balances via the consolidated management of ORIX Bank and ORIX Credit, enhancing the agency network in the life insurance business, and increasing sales of first sector products, in addition to the third sector products in the life insurance business.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the United States and expansion of its leasing asset balance in Asia. In addition, through the acquisition of Robeco, the Company aims to raise the level of the Group’s service-related revenues and expand its global business platform.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed reasonable by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under “Risk Factors” in the Company’s most recent Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 27, 2013.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2013 and December 31, 2013)

(Unaudited)

		(millions of yen)

Assets	March 31, 2013	December 31, 2013

Cash and Cash Equivalents	826,296	704,010
Restricted Cash	106,919	91,004
Time Deposits	8,356	6,298
Investment in Direct Financing Leases	989,380	1,064,253
Installment Loans	2,691,171	2,307,482

(The amount of ¥16,026 million of installment loans as of March 31, 2013 and ¥11,809 million of installment loans as of December 31, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(92,218)
Investment in Operating Leases	1,395,533	1,426,934
Investment in Securities	1,093,668	1,153,134

(The amount of ¥5,800 million of investment in securities as of March 31, 2013 and ¥8,730 million of investment in securities as of December 31, 2013 are measured at fair value by electing the fair value option FASB Accounting Standards Codification 825-10.)

Other Operating Assets	233,258	302,001
Investment in Affiliates	326,732	342,508
Other Receivables	196,626	218,091
Inventories	41,489	39,227
Prepaid Expenses	50,323	59,165
Office Facilities	108,757	100,624
Other Assets	475,466	951,115

Total Assets	8,439,710	8,673,628

Liabilities and Equity
Short-Term Debt	420,726	320,937
Deposits	1,078,587	1,122,441
Trade Notes, Accounts Payable and Other Liabilities	312,922	357,356
Accrued Expenses	121,281	178,637
Policy Liabilities	426,007	443,848
Current and Deferred Income Taxes	143,057	260,329
Security Deposits	146,402	149,811
Long-Term Debt	4,061,534	3,838,484

Total Liabilities	6,710,516	6,671,843

Redeemable Noncontrolling Interests	41,621	48,942

Commitments and Contingent Liabilities
Common Stock	194,039	214,988
Additional Paid-in Capital	229,600	250,724
Retained Earnings	1,305,044	1,401,743
Accumulated Other Comprehensive Income (Loss)	(36,263)	(1,259)
Treasury Stock, at Cost	(48,824)	(23,853)

Total ORIX Corporation Shareholders’ Equity	1,643,596	1,842,343

Noncontrolling Interests	43,977	110,500

Total Equity	1,687,573	1,952,843

Total Liabilities and Equity	8,439,710	8,673,628

	March 31, 2013	December 31, 2013
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	28,974	38,271
Defined benefit pension plans	(9,587)	(10,080)
Foreign currency translation adjustments	(53,759)	(29,179)
Net unrealized losses on derivative instruments	(1,891)	(271)

	(36,263)	(1,259)

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2012 and 2013)

(Unaudited)

	(millions of yen)

	Nine Months ended December 31, 2012	Nine Months ended December 31, 2013
Total Revenues :	781,161	965,563

Direct financing leases	40,090	42,844
Operating leases	219,214	245,294
Interest on loans and investment securities	116,971	101,731
Brokerage commissions and net gains on investment securities	29,130	19,431
Life insurance premiums and related investment income	100,574	112,954
Real estate sales	30,307	13,135
Gains on sales of real estate under operating leases	3,015	4,652
Revenues from asset management and servicing	11,626	85,130
Other operating revenues	230,234	340,392

Total Expenses :	660,266	806,023

Interest expense	77,546	63,455
Costs of operating leases	143,933	162,044
Life insurance costs	70,887	77,618
Costs of real estate sales	31,716	17,895
Expenses from asset management and servicing	418	24,021
Other operating expenses	143,464	207,702
Selling, general and administrative expenses	162,692	223,920
Provision for doubtful receivables and probable loan losses	4,631	9,506
Write-downs of long-lived assets	4,247	17,104
Write-downs of securities	20,761	2,369
Foreign currency transaction loss (gain), net	(29)	389

Operating Income	120,895	159,540

Equity in Net Income of Affiliates	10,105	15,133
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,910	4,636

Income before Income Taxes and Discontinued Operations	134,910	179,309

Provision for Income Taxes	42,310	62,396

Income from Continuing Operations	92,600	116,913

Discontinued Operations:
Income from discontinued operations, net	4,080	11,438
Provision for income taxes	(1,685)	(4,422)

Discontinued operations, net of applicable tax effect	2,395	7,016

Net Income	94,995	123,929

Net Income Attributable to the Noncontrolling Interests	2,412	3,050

Net Income Attributable to the Redeemable Noncontrolling Interests	2,443	2,702

Net Income Attributable to ORIX Corporation Shareholders	90,140	118,177

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2:	Revenues and Expenses from asset management and loan servicing business have been separately presented from the three-month period ended September 30, 2013 as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing”. Figures in the third consolidated period of the previous fiscal year have been retrospectively adjusted for this change.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Nine Months Ended December 31, 2012 and 2013)

(Unaudited)

		(millions of yen)

	Nine Months ended December 31, 2012	Nine Months ended December 31, 2013
Net Income :	94,995	123,929

Other comprehensive income (loss), net of tax:
Net change of unrealized gains on investment in securities	(192)	9,865
Net change of defined benefit pension plans	142	(492)
Net change of foreign currency translation adjustments	22,308	39,209
Net change of unrealized gains on derivative instruments	325	1,657
Total other comprehensive income	22,583	50,239

Comprehensive Income	117,578	174,168

Comprehensive Income Attributable to the Noncontrolling Interests	4,734	13,116

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	4,429	7,871

Comprehensive Income Attributable to ORIX Corporation Shareholders	108,415	153,181

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

					(millions of yen)

	Nine Months ended December 31, 2012		Nine Months ended December 31, 2013		March 31, 2013	December 31, 2013
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	56,426	19,032	56,417	17,974	943,295	954,638
Maintenance Leasing	173,835	25,809	188,806	30,261	549,300	596,155
Real Estate	163,293	4,153	149,894	15,748	1,133,170	1,008,022
Investment and Operation	86,069	32,710	120,368	29,855	444,315	444,613
Retail	136,935	33,558	155,318	39,622	1,994,140	2,096,934
Overseas Business	145,096	34,326	276,925	52,364	1,318,434	1,928,680

Segment Total	761,654	149,588	947,728	185,824	6,382,654	7,029,042

Difference between Segment Total and Consolidated Amounts	19,507	(14,678)	17,835	(6,515)	2,057,056	1,644,586

Consolidated Amounts	781,161	134,910	965,563	179,309	8,439,710	8,673,628

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Note 3:	From the three-month period ended September 30, 2013, goodwill and other intangible assets recognized as a result of business combination have been included in segment assets. In addition, in line with a change of management classification, ORIX’s Information and Communication Technology Department, which were previously included in the Maintenance Leasing Segment, has been included in the Corporate Financial Services Segment beginning in the third consolidated period. As a result of the foregoing, we have reclassified the segment information for the previous third consolidated period and the previous fiscal year.

2. Geographic Information

			(millions of yen)

	Nine Months Ended December 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	623,737	92,081	75,357	(10,014)	781,161
Income before Income Taxes	101,679	17,915	19,396	(4,080)	134,910

	Nine Months Ended December 31, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	677,752	113,801	189,678	(15,668)	965,563
Income before Income Taxes	120,826	37,702	32,219	(11,438)	179,309

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, meaningful segregation of its activities among foreign geographic locations is not feasible. Accordingly, in the above table, “Other” locations include the total revenues and the income before income taxes of Robeco, amounting to ¥72,923 million and ¥10,280 million, respectively, for the nine months ended December 31, 2013.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

On January 17, 2014, to increase earnings from its investment, the Company decided to exercise its acquisition rights with respect to 11,250,000 shares of the type-2 preferred stock, 18,750,000 shares of the type-4 preferred stock, 25,000,000 shares of the type-7 preferred stock and 23,598,144 shares of the type-8 preferred stock of DAIKYO INCORPORATED (Head office: Shibuya-ku, Tokyo, Business Description: real estate development, real estate sales, urban development, Listed Exchange: Tokyo Stock Exchange, hereinafter “Daikyo”) held by the Company. As a result, ORIX will acquire 398,204,999 shares of Daikyo’s common stock. Following the conversion, its voting rights in Daikyo will increase from 31.7% to 64.1% and Daikyo will become a consolidated subsidiary of the Company from an equity-method affiliate. There will be no additional capital investment in Daikyo in conjunction with the exercise of the acquisition rights.

The Company cannot estimate the effect that the acquisition of Daikyo will have on the Company’s and its subsidiaries’ results of operations and financial position as of the date of this release.